SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its un-audited, preliminary earnings results for the first quarter of fiscal year 2008 and 2009 as attached hereto.

Attachment 1.	Un-audited, preliminary statements of income of KEPCO for the first quarter of fiscal year 2008 and 2009

Attachment 2.	Un-audited, estimated statements of income including KEPCO and its six generation subsidiaries for the first quarter of fiscal year 2008 and 2009

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first three months ended March 31, 2009 and 2008 as presented in the attachment hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and has been prepared by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of and for the three months ended March 31, 2009, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: April 27, 2009

Un-audited, preliminary statements of income of KEPCO for the first quarter of 2008 and 2009

As of March 31, 2009 and 2008

(Unit : in billions of Korean Won)	1Q 2009	1Q 2008	Change	Change%
Operating revenues:	8,359	8,017	342	4.3%

Sale of electric power	8,278	7,958	320	4.0%
Other operating revenues	73	56	17	30.0%
Revenues for other businesses	8	3	5	200.0%

Operating expenses:	10,123	8,236	1,887	22.9%

Purchased power	8,818	6,979	1,838	26.3%
Fuel	10	10	0	1.0%
Maintenance	159	149	10	6.4%
Depreciation	492	472	20	4.2%
Other operating expenses	633	618	15	2.4%
Expenses for other businesses	12	8	4	53.8%

Operating income	-1,764	-219	-1,545	-705.0%

Non-Operating income:	1,138	830	308	37.1%

Gain on foreign currency transactions and translation	8	1	7	1400.0%
Investment income from affiliates	983	672	311	46.2%
Other	148	157	-10	-6.0%

Non-Operating expenses:	496	354	142	40.0%

Interest expenses	256	157	99	62.6%
Loss on foreign currency transactions and translation	204	129	75	57.8%
Investment loss from affiliates	20	26	-7	-24.7%
Other	16	41	-25	-60.7%

Earnings before taxes	-1,122	257	-1,378	-536.9%

Provision for income taxes	-239	-43	-196	-456.7%

Net income	-882	300	-1,182	-394.4%

Un-audited, estimated statements of income including KEPCO and its six generation subsidiaries for the first quarter of 2008 and 2009

As of March 31, 2009 and 2008

(Unit : in billions of Korean Won)	1Q 2009	1Q 2008	Change	Change%
Operating revenues:	8,431	8,077	353	4.4%

Sale of electric power	8,233	7,929	304	3.8%
Other operating revenues	76	44	32	72.2%
Revenues for other businesses	122	104	18	17.0%

Operating expenses:	8,748	7,523	1,225	16.3%

Purchased power	4,503	3,729	774	20.8%
Fuel	1,197	975	222	22.7%
Maintenance	533	388	145	37.4%
Depreciation	1,307	1,240	67	5.4%
Other operating expenses	1,195	1,182	13	1.1%
Expenses for other businesses	12	8	4	53.8%

Operating income	-317	555	-872	-157.1%

Non-Operating income:	607	619	-12	-2.0%

Gain on foreign currency transactions and translation	67	14	53	382.1%
Investment income from affiliates	90	140	-50	-35.9%
Other	449	465	-15	-3.3%

Non-Operating expenses:	1,136	729	407	55.8%

Interest expenses	423	206	217	105.2%
Loss on foreign currency transactions and translation	656	399	256	64.2%
Investment loss from affiliates	20	17	3	19.3%
Other	38	107	-69	-64.8%

Earnings before taxes	-847	444	-1,291	-290.7%

Provision for income taxes	35	144	-109	-75.6%

Net income	-882	300	-1,182	-394.4%

¡ Disclaimer :

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the first quarter of 2008 and 2009 as presented above (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of March 31, 2008 and 2009, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.